As filed with the Securities and Exchange Commission on January 15, 1998
                                                           Registration No. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                          ---------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            EINSTEIN/NOAH BAGEL CORP.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

        DELAWARE                                               84-1294908
(State or other jurisdiction of                             (I.R.S. Employer
incorporation or organization)                             Identification No.)

                           14123 DENVER WEST PARKWAY
                            GOLDEN, COLORADO   80401
                                 (303) 215-9300
           (Name, address, including zip code, and telephone number,
       including area code, of Registrant's principal executive offices)
                          ---------------------------
                                 AMY S. POWERS
                                   SECRETARY
                           EINSTEIN/NOAH BAGEL CORP.
                    14123 DENVER WEST PARKWAY, P.O. BOX 4086
                         GOLDEN, COLORADO   80401-4086
                                 (303) 215-9300
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                                    COPY TO:
                               KEVIN J. MCCARTHY
                               BELL, BOYD & LLOYD
                             70 WEST MADISON STREET
                           CHICAGO, ILLINOIS   60602
                                 (312) 372-1121
   Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

   If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following
box.  [    ]

   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ X ]

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective
registration statement for the same offering.  [    ]

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement
for the same offering.  [    ]

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                          ---------------------------

                        CALCULATION OF REGISTRATION FEE

========================================================================================================================
                                                              Proposed             Proposed
                                                              Maximum              Maximum
       Title of Each Class of           Amount to          Offering Price         Aggregate            Amount of
     Securities to be Registered      be Registered        Per Share (1)        Offering Price (1)  Registration Fee (1)
------------------------------------------------------------------------------------------------------------------------
    Common Stock, $.01 par value      2,320,094 shares      $    6.16           $  14,291,780         $    4,216.08
========================================================================================================================

(1) Calculated in accordance with Rule 457(c) based on the average of the high and low sales prices of the Common Stock reported on the Nasdaq National Market on January 12, 1998, as reported in The Wall Street Journal (Western Edition). The prospectus included in this Registration Statement also relates to 2,360,222 shares previously registered under Registration Statement No. 333-12395, for which a registration fee was previously paid.

                          ---------------------------

   PURSUANT TO RULE 429 OF THE GENERAL RULES AND REGULATIONS UNDER THE SECURITIES ACT OF 1933, THE PROSPECTUS INCLUDED IN THIS REGISTRATION STATEMENT ALSO RELATES TO SECURITIES REGISTERED UNDER REGISTRATION STATEMENT NO. 333-12395, WHICH BECAME EFFECTIVE ON SEPTEMBER 27, 1996, AS AMENDED BY POST-EFFECTIVE AMENDMENT NO. 1 THERETO, WHICH BECAME EFFECTIVE ON JUNE 18, 1997.

   THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT
SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
================================================================================

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                SUBJECT TO COMPLETION DATED JANUARY 15, 1998

PROSPECTUS
                               4,680,316 SHARES

                                 [ENBC LOGO]

                                 COMMON STOCK

         This Prospectus covers 4,680,316 shares (the "Shares") of common stock, par value $.01 (the "Common Stock"), of Einstein/Noah Bagel Corp. (the "Company") which may be offered and sold from time to time for the account of the persons who are identified herein under the heading "Registering Stockholders" and any other person who obtains the right to sell the Shares hereunder (the "Registering Stockholders"). THE COMPANY WILL RECEIVE NO PART OF THE PROCEEDS OF ANY SALES OF THE SHARES.

         The distribution of the Shares by the Registering Stockholders may be effected from time to time in one or more transactions on the Nasdaq National Market (which may involve block transactions), in negotiated transactions, or otherwise, and at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices. See "Plan of Distribution." The Registering Stockholders may engage one or more brokers to act as principal or agent in making sales, who may receive discounts or commissions from the Registering Stockholders in amounts to be negotiated. The Registering Stockholders and any such brokers may be deemed "underwriters" under the Securities Act of 1933, as amended (the "Securities Act"), of the Shares sold.

         The Common Stock is traded on the Nasdaq National Market under the symbol "ENBX." On January 12, 1998, the closing sale price of the Common Stock, as reported in The Wall Street Journal (Western Edition), was $5 7/8 per share.

         SEE "RISK FACTORS" ON PAGE 4 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE SECURITIES OFFERED HEREBY.

         NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES OR AN OFFER TO ANY PERSON IN ANY JURISDICTION WHERE SUCH OFFER WOULD BE UNLAWFUL. THE DELIVERY OF THIS PROSPECTUS AT ANY TIME DOES NOT IMPLY THAT INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

   THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
        AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
           HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
              SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
               ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                    TO THE CONTRARY IS A CRIMINAL OFFENSE.

               THE DATE OF THIS PROSPECTUS IS             , 1998

                               TABLE OF CONTENTS

                                                                                            PAGE
                                                                                            ----
Available Information                                                                        2
Incorporation of Certain Documents by Reference                                              3
Special Note Regarding Forward-Looking Statements                                            4
Risk Factors                                                                                 4
Recent Developments                                                                          9
Business                                                                                     10
Certain Transactions                                                                         13
Summary Historical and Pro Forma Consolidated Financial and Store Data                       15
Registering Stockholders                                                                     17
Plan of Distribution                                                                         23
Experts                                                                                      23

                            AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, registration statements, proxy statements and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices, 500 West Madison Street, Chicago, Illinois 60661, and 7 World Trade Center, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, such as the Company, that file electronically with the Commission.

         The Company has filed a registration statement on Form S-3 (the "Registration Statement") with the Commission under the Securities Act in respect of the Common Stock offered hereby. For purposes hereof, the term "Registration Statement" means the initial Registration Statement and any and all amendments thereto. This Prospectus omits certain information contained in the Registration Statement as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement, including the exhibits thereto. Statements herein concerning the contents of any contract or other document are not necessarily complete, and in each instance reference is made to such contract or other document filed with the Commission as an exhibit to the Registration Statement, or otherwise, each such statement being qualified by, and subject to, such reference in all respects.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents and information heretofore filed by the Company with the Commission (File No. 0-21097) are incorporated herein by reference:

         (i) the Company's Annual Report on Form 10-K/A for the fiscal year ended December 29, 1996,

         (ii) the Company's Quarterly Reports on Form 10-Q for the quarters ended April 20, 1997, July 13, 1997, and October 5, 1997,

         (iii) the Company's Current Reports on Form 8-K, dated May 22, 1997, October 29, 1997, November 21, 1997 and December 26, 1997, and

         (iv) The description of the Company's Common Stock set forth under the caption "Description of Capital Stock" in the Company's prospectus included in the Company's registration statement on Form S-1, Registration No. 333-04725, which is incorporated by reference in the Company's registration statement on Form 8-A filed July 29, 1996, as amended, for the registration of the Common Stock under Section 12(g) of the Exchange Act.

         Each document filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Common Stock pursuant hereto shall be deemed to be incorporated by reference in this Prospectus and to be a part of this Prospectus from the date of filing of such document. Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for purposes of the Registration Statement and this Prospectus to the extent that a statement contained in this Prospectus or in any subsequently filed document that also is or is deemed to be incorporated by reference in this Prospectus modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement or this Prospectus.

         The Company will provide without charge to each person to whom this Prospectus is delivered, upon the written or oral request of any such person, a copy of any or all of the documents that are incorporated by reference in this Prospectus, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to Investor Relations, Einstein/Noah Bagel Corp., 14123 Denver West Parkway, Golden, Colorado 80401, telephone (303) 215-9300.

         The following is qualified in its entirety by the more detailed information and the Consolidated Financial Statements and Notes thereto incorporated by reference in this Prospectus. References in this Prospectus to the "Company" mean the Company, its predecessors and its and their subsidiaries, unless the context otherwise requires. Einstein Bros.(R) Bagels and Noah's New York Bagels(R) are trademarks owned by the Company.


               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

         CERTAIN STATEMENTS SET FORTH UNDER THE CAPTION "RISK FACTORS" AND ELSEWHERE IN THIS PROSPECTUS CONSTITUTE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. SUCH FORWARD-LOOKING STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES, AND OTHER FACTORS THAT MAY CAUSE THE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY, EINSTEIN/NOAH BAGEL PARTNERS, L.P., A MAJORITY-OWNED SUBSIDIARY OF THE COMPANY, EINSTEIN BROS. BAGELS STORES AND NOAH'S NEW YORK BAGELS STORES TO BE MATERIALLY DIFFERENT FROM ANY FUTURE RESULTS, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. SUCH FACTORS INCLUDE, AMONG OTHERS, THE FOLLOWING: COMPETITION; SUCCESS OF OPERATING INITIATIVES; DEVELOPMENT AND OPERATING COSTS; ACHIEVEMENT OF DEVELOPMENT SCHEDULES; ADVERTISING AND PROMOTIONAL EFFORTS; BRAND AWARENESS; ADVERSE PUBLICITY; ACCEPTANCE OF NEW PRODUCT OFFERINGS; THE COMPANY'S RELATIONSHIP WITH, AND THE BUSINESS OF, BOSTON CHICKEN, INC., THE COMPANY'S MAJORITY STOCKHOLDER ("BOSTON CHICKEN"); AVAILABILITY, LOCATIONS AND TERMS OF SITES FOR STORE DEVELOPMENT; CHANGES IN BUSINESS STRATEGY OR DEVELOPMENT PLANS; AVAILABILITY AND TERMS OF CAPITAL; FOOD, LABOR AND EMPLOYEE BENEFIT COSTS; CHANGES IN GOVERNMENT REGULATION; REGIONAL WEATHER CONDITIONS; AND OTHER FACTORS REFERENCED IN THE COMPANY'S FILINGS WITH THE COMMISSION. THE COMPANY CANNOT PREDICT WHICH FACTORS WOULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE INDICATED BY THE FORWARD-LOOKING STATEMENTS. IN ADDITION TO CONSIDERING STATEMENTS THAT EXPLICITLY DESCRIBE SUCH RISKS AND UNCERTAINTIES, READERS ARE URGED TO CONSIDER STATEMENTS THAT INCLUDE THE TERMS "BELIEVES," "BELIEF," "EXPECTS," "PLANS," "ANTICIPATES," "INTENDS" OR THE LIKE TO BE UNCERTAIN AND FORWARD-LOOKING.

                                  RISK FACTORS

         In evaluating an investment in the securities offered hereby, prospective investors should carefully consider the following factors in addition to the other information contained in this Prospectus.

ANTICIPATED OPERATING LOSSES OF THE COMPANY

         On December 5, 1997, the Company converted its secured loans to its area developers into a majority equity interest in the area developers (the "Loan Conversions") and the area developers merged into a single entity (the "Area Developer Merger") now known as Einstein/Noah Bagel Partners, L.P. ("Bagel Partners"). The Company owns an approximately 77% equity interest in Bagel Partners, with the remaining minority interest owned by area developer management and Bagel Store Development Funding, L.L.C. ("Bagel Funding"). See "Recent Developments." As a result of the Loan Conversions and the Area Developer Merger (together with certain related transactions, the "Transactions"), the Company consolidates Bagel Partners' operations in its financial statements. Consequently, the franchise and related fees earned by the Company (including interest, royalties, real estate-related fees and software fees) from Bagel Partners are eliminated from the Company's financial statements in consolidation. The operating results of Bagel Partners are included in the Company's financial results, which are adjusted for the minority interest in Bagel Partners. The Company expects to report positive consolidated earnings before interest, taxes, depreciation and amortization expenses ("EBITDA") in 1998; however, due primarily to significant depreciation charges associated with the acquisition of a Company store base and significant goodwill amortization charges resulting from the Transactions, the Company expects to report a net loss in 1998. On a pro forma basis, the Company would have incurred net losses of approximately $45.1 million for the fiscal year ended December 29, 1996 and approximately $49.9 million for the three quarters ended October 5, 1997, assuming consummation of the Transactions at the beginning of such periods. SEE "SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS" ABOVE.

DEPENDENCE ON STORE PERFORMANCE

         The Company's results of operations will be primarily dependent upon the profitability of the systemwide store base. Because of the many factors that affect store profitability, some of which are outside the control of the Company and Bagel Partners, the Company's results of operations are likely to be less predictable in the future than when a majority of the Company's revenue was generated as a lender, franchisor and service provider to its area developers.

INTEGRATION OF BUSINESS OPERATIONS

         Bagel Partners' success is dependent to a significant extent upon the successful integration of the business operations of the Company's former area developers and Bagel Partners' ability to develop and operate existing and future stores and manage its organizational and financial resources. There can be no assurance that Bagel Partners will be able to successfully integrate the administrative, management and service operations of a combined system or that such integration will occur in a timely and efficient manner. The failure to achieve such integration could have a material adverse effect on the business, operating results and financial condition of the Company and Bagel Partners. The consolidation of the operations of the Company's former area developers will require the dedication of management resources and may temporarily distract attention from the day-to-day business of the Company and Bagel Partners, which could adversely affect the Company's and Bagel Partners' business and operating results. There can be no assurance that the Company and Bagel Partners will not incur additional charges in subsequent quarters to reflect costs associated with the continued consolidation of the operations of the Company's former area developers. See "Business--Bagel Partners-- General."

EXPANSION

         The opening and success of stores are dependent on a number of factors, including the availability of suitable sites, the negotiation of acceptable lease or purchase terms for such sites, permitting and regulatory compliance, the ability to meet construction schedules, the ability to hire and train qualified personnel, the financial and other capabilities of the Company and Bagel Partners and general economic and business conditions. Not all of the foregoing factors are within the control of the Company and Bagel Partners. The financial resources required by the Company and Bagel Partners to achieve development plans will be dependent upon, among other things, the number and cost of stores developed and store operating results. The cost to develop a prototype store ranges from between $350,000 and $450,000. There can be no assurance that the Company and Bagel Partners will have access to the financial resources necessary to open the number of stores required to achieve their development plans or that Bagel Partners will successfully develop and operate its stores.

TERMS OF CREDIT FACILITY AND AVAILABILITY OF CAPITAL

         The Company has entered into a credit agreement (the "Credit Agreement") with Bank of America National Trust and Savings Association, LaSalle National Bank and General Electric Capital Corporation (the "Banks") with respect to a new credit facility (the "Credit Facility") consisting of a secured term facility in an aggregate principal amount of $30 million and a secured revolving credit facility in an aggregate principal amount of $40 million. The Credit Facility replaced the Company's prior secured revolving credit facility, which had no balance outstanding as of October 5, 1997. The terms and conditions of the Credit Facility impose restrictions that affect, among other things, the ability of the Company and Bagel Partners to incur debt, make acquisitions, sell assets, merge, grant or incur liens, make investments or loans, engage in sale leaseback transactions, pay dividends or make distributions (other than tax distributions), repurchase equity interests and make capital expenditures. Availability of the Credit Facility is also subject to certain financial covenants. The ability of the Company to comply with such covenants can be affected by events beyond the control of the Company and there can be no assurance that the Company will achieve operating results that comply with such provisions. A breach of any of these covenants could result in a default under the Credit Facility. In the event of a default, the Banks could elect to declare the outstanding principal amount of the Credit Facility, all interest thereon and all other amounts payable under the Credit Facility to be immediately due and payable. If the Company were unable to repay such amounts, the Banks could proceed against the collateral securing the Credit Facility to repay the indebtedness and other obligations due and payable, including the Company's interest in Bagel Partners.

         The Company's ability to satisfy its debt obligations will depend upon its future operating performance, which will be affected by prevailing economic, financial and business conditions and other factors, some of which are beyond the control of the Company. The Company anticipates that its cash flow, together with borrowings under the Credit Facility, will be sufficient to fund anticipated development plans, meet its operating expenses and service its debt requirements as they become due. However, in the event that the Company and Bagel Partners require additional capital, there can be no assurance that they will be able to raise such capital when needed or on satisfactory terms, if at all. SEE "SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS" ON PAGE 4.

LIMITED OPERATING HISTORY

         The Company commenced operations in March 1995, and has a limited operating history upon which investors may evaluate the Company's performance. As of December 28, 1997, there were 574 stores in operation systemwide. A majority of such stores have been in operation for less than two years.

DEPENDENCE ON PRODUCTION CAPACITY

         The Company's development plans require that the Company and Bagel Partners continue to maintain and develop significant bagel dough production capacity from internal or external sources. To date, the Company and Bagel Partners have met bagel dough production requirements through a combination of a frozen dough production facility owned and operated by a third-party baking company which has committed certain capacity to the Company pursuant to a long-term supply agreement and two frozen dough production facilities leased by the Company, which facilities are now subleased to, and operated by, Bagel Partners. The Company and Bagel Partners have determined that the frozen dough requirements previously satisfied by the two facilities operated by Bagel Partners can be met from one facility's production capacity and the Company expects to close the San Leandro, California production facility in March 1998. Any interruption of production capacity could have a material adverse effect on the ability of the Company and Bagel Partners to supply bagels to their stores. SEE "SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS" ON PAGE 4.

LABOR MATTERS

         Certain operations of Bagel Partners conducted in northern California under the Noah's New York Bagels brand have from time to time been the subject of union organizing activities and one store is currently in union contract negotiations. Union affiliation may have a negative impact upon employee relations and labor costs.

COMPETITION; EASE OF ENTRY INTO BUSINESS

         The food service industry is intensely competitive with respect to food quality, concept, convenience, location, customer service and value. In addition, there are many well-established food service competitors with substantially greater financial and other resources than the Company and Bagel Partners and with substantially longer operating histories than the Company and Bagel Partners. Many of such competitors are less dependent than the Company and Bagel Partners on a single primary product. The Company believes that it competes with other bagel retailers and bakeries, specialty coffee retailers, doughnut shops, fast-food restaurants, delicatessens, take-out food service companies, supermarkets and convenience stores. In addition, the Company believes that the start-up costs associated with retail bagel and similar food service establishments are not a significant impediment to entry into the retail bagel business.

RISKS ASSOCIATED WITH THE FOOD SERVICE INDUSTRY

         Food service businesses are often affected by changes in consumer tastes, national, regional and local economic conditions, demographic trends, traffic patterns, the cost and availability of labor, purchasing power, availability of product and the type, number and location of competing restaurants. Multi-unit food service businesses such as the Company and Bagel Partners can also be substantially adversely affected by publicity resulting from food quality, illness, injury, or other health concerns (including food-borne illness claims) or operating issues stemming from one store or a limited number of stores, whether or not the Company or Bagel Partners is liable. Claims relating to foreign objects, food-borne illness or operating issues are common in the food service industry and a number of such claims may exist at any given time. Dependence on frequent deliveries of produce and supplies also subjects food service businesses such as the Company and Bagel Partners to the risk that shortages or interruptions in supply caused by adverse weather or other conditions could adversely affect the availability, quality and cost of ingredients. In addition, material changes in, or the Company's or Bagel Partners' failure to comply with, applicable federal, state and local government regulations, and factors such as inflation, increased food, labor and employee benefits costs, regional weather conditions and unavailability of an adequate number of experienced managers and hourly employees may also adversely affect the food service industry in general and the Company's or Bagel Partners' results of operations and financial conditions in particular.

GOVERNMENT REGULATION

         The restaurant industry is subject to numerous federal, state and local government regulations, including those relating to the preparation and sale of food and building and zoning requirements. The Company and Bagel Partners are subject to laws governing their relationship with employees, including minimum wage requirements, overtime, working and safety conditions and citizenship requirements. The failure to obtain or retain food licenses, or increases in employee benefit costs or other costs associated with employees, could adversely affect the Company and Bagel Partners.

RELATIONSHIP WITH BOSTON CHICKEN

         The Company and Boston Chicken, the Company's majority stockholder, are parties to various agreements pursuant to which Boston Chicken has agreed to provide to the Company certain accounting and administration, and computer and communications services. In addition, Boston Chicken has made available to the Company a non-convertible loan facility of up to $50.0 million, none of which was outstanding as of December 28, 1997. The interruption of these services or a material adverse change in Boston Chicken's business or financial condition could have a material adverse effect on the Company and Bagel Partners. In addition, there can be no assurance that funding under the loan facility with Boston Chicken will be available to the Company, if requested.

CONTROL BY AND CONFLICTS OF INTEREST WITH BOSTON CHICKEN

         Boston Chicken owns approximately 52% of the outstanding shares of the Company's Common Stock. The Company has granted to Boston Chicken an option that permits it to maintain ownership of shares of the Company's Common Stock having up to 52% of the voting power of all of the outstanding shares of capital stock of the Company having the power generally to vote in the election of directors. As of December 28, 1997, Boston Chicken had the right to purchase 1,467,949 additional shares of the Company's Common Stock at prices ranging from $10.30 to $30.75 per share. By reason of its holdings and such option, Boston Chicken is able to control the affairs and policies of the Company and, indirectly, the affairs and policies of Bagel Partners. In addition, Boston Chicken is able to elect the Company's board of directors and, indirectly, the board of directors of Einstein/Noah Bagel Partners, Inc., the general partner of Bagel Partners, and approve or disapprove any matter submitted to a vote of the stockholders of the Company or the partners of Bagel Partners, including certain fundamental business transactions requiring approval by the stockholders of the Company or the partners of Bagel Partners.

         Pursuant to agreements with Boston Chicken, the Company is prohibited from taking certain actions without the consent of Boston Chicken as long as Boston Chicken's option to purchase the Company's Common Stock discussed above has not terminated, including altering any rights attaching to the Company's Common Stock, offering or issuing any equity securities or debt securities convertible into equity securities, in either case other than the Company's Common Stock, distributing assets or securities of the Company having a fair market value in excess of 10% of the Company's consolidated gross revenues measured as of the immediately preceding fiscal year end and filing a petition in bankruptcy.

         In addition to existing agreements between the Company and Boston Chicken, the Company may enter into additional or modified agreements, arrangements and transactions with Boston Chicken. While the Company expects that any such future arrangements and transactions will be determined through negotiation between the Company and Boston Chicken, there can be no assurance that conflicts of interest will not occur with respect to such future business dealings and similar corporate matters. Conflicts may arise in connection with product offerings, consumer and market positioning, recruiting, site selection and issuances of additional securities by the Company. There can be no assurance that any such conflicts will be resolved in a manner favorable to the Company, its minority stockholders or Bagel Partners.

VOLATILITY OF STOCK PRICE

         The market price for the Company's Common Stock has been highly volatile. During the period from August 1, 1996 (the date on which the Common Stock began trading on the Nasdaq National Market) through January 12, 1998, the per share closing price of the Common Stock has fluctuated from a low of $5 1/32 to a high of $36 1/2. Such volatility does not necessarily relate to the Company's financial performance. In the future, the market price for the Common Stock may be significantly affected by the Company's operating results and other factors that may or may not be within the Company's control. Volatility in the market price of the Common Stock, changes in prevailing interest rates, changes in perception of the Company's creditworthiness, fluctuations in the stock market generally, as well as general economic conditions, may adversely affect the market price of the Common Stock.

RECOVERABILITY OF INTANGIBLE ASSETS

         The Company has recorded significant intangible assets in connection with certain acquisitions of other bagel retailers and in connection with the Transactions. Applicable accounting standards require the Company to review long-lived assets (such as goodwill and other identifiable intangible assets) to be held and used by the Company for impairment whenever events or changes in circumstances indicate that the carrying values of those assets may not be recoverable. In the event that the Company determines that the carrying value of such intangible assets is impaired, it would write down such carrying value, which would result in a charge to earnings. Any such charge could have a material adverse effect on the Company's financial results.

ANTI-TAKEOVER EFFECT OF CHARTER, STATUTORY AND OTHER PROVISIONS

         Boston Chicken's ownership interest in the Company and terms of certain provisions in the Company's Restated Certificate of Incorporation and Amended and Restated Bylaws may have the effect of discouraging a change in control of the Company. Such provisions include the requirement that all stockholder action must be effected at a duly-called annual or special meeting of stockholders and the requirement that stockholders follow an advance notification procedure for stockholder nominations of candidates for the board of directors and to present other stockholder business to be considered at any meeting of stockholders. In addition, the board of directors has the authority, without further action by the stockholders, to issue up to 20 million shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, and to issue authorized but unissued shares of Common Stock up to a maximum of 200 million shares. The issuance of preferred stock or additional shares of Common Stock could have the effect of delaying, deferring or preventing a change in control of the Company, even if such change in control would be beneficial to the Company's stockholders.

         The terms of the Company's 7 1/4% Convertible Subordinated Debentures due 2004 (the "Debentures") provide that the Company will be required, as of 40 business days after the occurrence of a change in control of the Company (as defined in the indenture with respect to the Debentures), to purchase for cash any Debenture, at the option of the holder, for an amount equal to 100% of the principal amount thereof, plus accrued but unpaid interest up to but not including the date of the change in control. The terms of the Bagel Partners Partnership Agreement provide that upon a change in control of the Company, Bagel Funding's right to require Bagel Partners to redeem Bagel Funding's interest in Bagel Partners in certain cases will be accelerated so it is exercisable for the period commencing on the date of the change in control and ending 42 months after December 5, 1997, the date of the Loan Conversions. See "Recent Developments." In addition, the Credit Facility also provides that in the event of a change in control of the Company (as defined in the Credit Agreement), the commitment of each of the lenders shall immediately terminate and the outstanding principal amount of the Credit Facility, all interest thereon and all other amounts payable under the Credit Facility shall become immediately due and payable. The change in control purchase provisions of the Debentures, the Bagel Partners Partnership Agreement and the Credit Facility may in certain circumstances have an anti-takeover effect.

                              RECENT DEVELOPMENTS

         On December 5, 1997, the Company acquired an approximately 77% interest in Bagel Partners, formerly Noah's Pacific, L.L.C. ("Noah's"), the surviving entity of the Area Developer Merger consummated on such date of the Company's five area developers, Colonial Bagels, L.P. ("Colonial"), Great Lakes Bagels, L.P. ("Great Lakes"), Gulfstream Bagels, L.P. ("Gulfstream"), Sunbelt Bagels, L.L.C. ("Sunbelt") and Noah's. The Company acquired its interest in Bagel Partners pursuant to the Loan Conversions by exercising its conversion and option rights (the "Conversion and Option Rights") under its secured loan agreements with its area developers. The remaining equity interest in Bagel Partners is owned by area developer management and Bagel Funding.
Einstein/Noah Bagel Partners, Inc., a wholly-owned subsidiary of the Company, is the general partner of Bagel Partners (the "General Partner").

         The Company believes that its area developers substantially assisted the Company in accomplishing its goal of rapidly developing stores and brand awareness in targeted local markets to achieve market leadership. However, the Company believes that as the rate of store development moderates, the Company's brands will be strengthened and refined by focusing on a number of business objectives better accomplished through ownership of a controlling interest in a single area developer. After considering a number of alternative transactions, the Company's management recommended, and the board of directors of the Company approved, the Transactions. The Company expects its acquisition of a controlling interest in a single area developer to promote the development and refinement of its brands through systemwide uniformity and consistency. Achieving the foregoing goals is dependent on a number of factors, many of which are beyond the control of the Company and Bagel Partners. There can be no assurance any of such goals will be achieved. SEE "SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS" ON PAGE 4.

         In connection with the Transactions, the Bagel Partners Partnership Agreement amended Bagel Funding's right to require Bagel Partners to redeem Bagel Funding's interest in Bagel Partners in certain cases. See "Certain Transactions--Bagel Store Development Funding, L.L.C."

         Also in connection with the Transactions, as of December 15, 1997, the Company offered employment to all of the employees of Bagel Partners. Pursuant to the services agreement dated December 15, 1997 between the Company and Bagel Partners, the Company provides to Bagel Partners the services of such employees and other employees hired by the Company for such purpose and Bagel Partners reimburses the Company for the cost of such employees (other than grants by the Company to such employees of options to purchase shares of Common Stock). In addition, the Company has offered to all holders of options to purchase units of limited partnership interests in Bagel Partners ("Bagel Partners Options"), of which approximately 39 million were outstanding as of December 15, 1997, the opportunity to exchange such options for options to purchase shares of Common Stock, at a ratio of one share of Common Stock for every 15 units subject to Bagel Partners Options. See "Business--Employees; Labor Matters."

         On December 26, 1997, Mark R. Goldston resigned as Chief Executive Officer and a director of the Company and Scott A. Beck, as Chairman of the Board of the Company, assumed the responsibilities formerly held by Mr. Goldston.

                                    BUSINESS

GENERAL

         The Company and Bagel Partners operate specialty retail stores that feature fresh-baked bagels, proprietary cream cheeses, specialty coffees and teas, creative soups and salads and bagel sandwiches, primarily under the Einstein Bros. Bagels brand name and also under the Noah's New York Bagels brand name. The Company's primary brand, Einstein Bros. Bagels, was developed by the Company after it was formed in March 1995. The Noah's New York Bagels brand was acquired by the Company in February 1996. As of December 28, 1997, there were 574 stores in operation systemwide in 44 designated market areas ("DMAs"), with the Einstein Bros. Bagels brand in 40 of such DMAs throughout the United States and the Noah's New York Bagels brand in four of such DMAs, primarily northern California, portions of Los Angeles, Portland and Seattle/Tacoma.

         The key component of the Company's product strategy is its offering of fresh-baked bagels, produced utilizing proprietary processes that allow for maximum inclusion of high quality ingredients, such as whole blueberries, raisins and nuts. Bagels are offered in a wide variety of both traditional and creative flavors and are baked fresh throughout the day in each store using steamed-baking processes.

         The Company's stores also offer consumers a line of traditional and creative flavors of cream cheese and an extensive line of beverages featuring branded coffees and teas, fruit teas, bottled sodas, juices and waters, and a full line of fountain sodas. The stores also include a menu of creative soups and salads and bagel sandwiches offering customers a variety of lunch alternatives, as well as branded retail products that support the major menu categories, including ground and whole bean coffee, teas, bagel chips, coffee mugs and other items. Stores are typically in leased locations of approximately 2,000 square feet with ample parking, substantial indoor seating and when practical, additional outdoor seating.

         The Company was incorporated in Delaware in February 1995 under the name Progressive Bagel Concepts, Inc. The Company's name was subsequently changed to Einstein/Noah Bagel Corp. in June 1996. The Company's principal executive offices are located at 14123 Denver West Parkway, Golden, Colorado 80401 and its telephone number is (303) 215-9300.

BAGEL PARTNERS

         GENERAL. The Company owns an approximately 77% interest in Bagel Partners and the General Partner of Bagel Partners is a wholly-owned subsidiary of the Company. By reason of its holdings, the Company is able to control the affairs and policies of Bagel Partners, elect the board of directors of the General Partner and approve or disapprove any matter submitted to a vote of the partners of Bagel Partners, including a change in control of Bagel Partners.

         Jeffrey L. Butler, President of the Company, is the President of the General Partner and W. Eric Carlborg, Chief Financial Officer of the Company, and Paul A. Strasen, Senior Vice President of the Company, are Vice Presidents of the General Partner. In addition, Edwin W. Brownell, formerly President and Chief Executive Officer of Noah's, is the Vice President-Western Zone of the General Partner, Robert M. Hartnett, formerly President and Chief Executive Officer of Gulfstream, is the Vice President-Eastern Zone of the General Partner, and John B. Morlock, formerly Chief Executive Officer of Great Lakes, is the Vice President-Central Zone of the General Partner. Messrs. Butler, Carlborg, Brownell, Hartnett and Morlock are also directors of the General Partner. The Company expects to elect two additional members of the board of directors of the General Partner, neither of whom will be an officer, director or employee of the Company or Boston Chicken.

         Bagel Partners' success is dependent to a significant extent upon the successful integration of the business operations of the Company's former area developers and Bagel Partners' ability to develop and operate existing and future stores and manage its organizational and financial resources. There can be no assurance that Bagel Partners will be able to successfully integrate the administrative, management and service operations of a combined system or that such integration will occur in a timely and efficient manner. The failure to achieve such integration could have a material adverse effect on the business, operating results and financial condition of the Company and Bagel Partners. The consolidation of the operations of the Company's former area developers will require the dedication of management resources and may temporarily distract attention from the day-to-day business of the Company and Bagel Partners, which could adversely affect the Company's and Bagel Partners' business and operating results. There can be no assurance that the Company and Bagel Partners will not incur additional charges in subsequent quarters to reflect costs associated with the continued consolidation of the operations of the Company's former area developers.

         The opening and success of stores are dependent on a number of factors, including the availability of suitable sites, the negotiation of acceptable lease or purchase terms for such sites, permitting and regulatory compliance, the ability to meet construction schedules, the ability to hire and train qualified personnel, the financial and other capabilities of the Company and Bagel Partners and general economic and business conditions. Not all of the foregoing factors are within the control of the Company and Bagel Partners. The financial resources required by the Company and Bagel Partners to achieve development plans will be dependent upon, among other things, the number and cost of stores developed and store operating results. The cost to develop a prototype store ranges from between $350,000 and $450,000. There can be no assurance that the Company and Bagel Partners will have access to the financial resources necessary to open the number of stores required to achieve their development plans or that Bagel Partners will successfully develop and operate its stores.

         DEVELOPMENT AGREEMENT. Prior to consummation of the Transactions, the development agreements between the Company and its area developers provided for the development of a specified number of bagel stores of a specified brand within a defined geographic territory in accordance with a schedule of store opening dates. Such development agreements provided for the opening of 283 stores in the 1998 fiscal year. In connection with the Transactions, the Company terminated its area development agreements with its area developers and amended and restated the Bagel Partners area development agreement (the "Area Development Agreement") so that it currently provides for the development of an aggregate of approximately 175 stores in 1998 and each year thereafter during the development term contained in the Area Development Agreement. Although the total number of stores to be developed systemwide remained unchanged as a result of the amendments described above, the development term was extended so that it expires in 2002. In addition, the Area Development Agreement provides that the Company and Bagel Partners will enter into a license agreement ("License Agreement") covering each store opened having substantially the same terms as were provided in the Company's prior form of franchise agreement with its area developers.

         LICENSE AGREEMENT. Once an acceptable lease for an approved store site has been executed or real estate for a new site has been acquired, the Company and Bagel Partners enter into a License Agreement with respect to such site. A typical License Agreement provides for a non-refundable license fee of $35,000 per store, a 5% royalty on "Royalty Base Revenue" (defined as gross revenue less customer refunds and coupons, the portion of employee meals not charged to the employee and monies received by the store from other stores directly attributable to an approved commissary operated in the store), a national advertising fund contribution of 2% on Royalty Base Revenue, a local advertising fund contribution of 4% on Royalty Base Revenue and a $10,000 minimum grand opening expenditure. Such fees are eliminated from the Company's financial statements in consolidation. The national and local advertising fund contributions may each be increased by .25% per calendar year over the prior year at the discretion of the Company. In markets where the Company had originally commenced store development royalties are generally 6%.

         BAGEL PARTNERS FINANCING. The Company has entered into a loan agreement with Bagel Partners (the "Bagel Partners Loan Agreement"), pursuant to which the Company has provided Bagel Partners a secured loan of up to a maximum of $70 million. The loan will initially bear interest at the rate of interest announced by Bank of America National Trust and Savings Association from time to time as its reference rate, plus 2.5%, payable currently, with a final maturity on December 5, 2005. The interest rate under the Bagel Partners Loan Agreement will be increased or reduced from time to time by an amount equivalent to any increase or reduction in the interest rate under the Credit Facility. No principal is payable on the Bagel Partners Financing until December 5, 2000. Thereafter, one-half of the principal amount outstanding is payable ratably over a five-year period.

         The Company's commitment to provide funds under the Bagel Partners Loan Agreement is conditioned upon, among other things, funds being available to the Company under the Credit Facility in amounts sufficient to provide such funds to Bagel Partners. If the Company defaults in its obligations under the Credit Facility or if the availability of loans to the Company under the Credit Facility is otherwise limited, the Company will not be obligated to provide funds to Bagel Partners under the Bagel Partners Loan Agreement. In such event, there can be no assurance that other financing would be available to Bagel Partners to fund its operations.

EMPLOYEES; LABOR MATTERS

         In connection with the Transactions, as of December 15, 1997, the Company offered employment to all of the employees of Bagel Partners. Pursuant to the services agreement dated December 15, 1997 between the Company and Bagel Partners, the Company provides to Bagel Partners the services of such employees and other employees hired by the Company for such purpose and Bagel Partners reimburses the Company for the cost of such employees (other than grants by the Company to such employees of options to purchase shares of Common Stock). As of December 28, 1997, the Company had approximately 11,400 employees, including approximately 90 employed at the Company's support center in Golden, Colorado.

         In addition, the Company has offered to all holders of Bagel Partners Options, of which approximately 39 million were outstanding as of December 15, 1997, the opportunity to exchange such options for options to purchase shares of Common Stock, at a ratio of one share of Common Stock for every 15 units subject to Bagel Partners Options. The Common Stock options were granted under the Company's Amended and Restated 1997 Stock Option Plan and are contingent upon the consent of each holder of Bagel Partners Options to the cancellation of such options. If all of the Bagel Partners Options are exchanged for options to purchase shares of Common Stock, options to purchase an aggregate of approximately 2.7 million shares of Common Stock will be granted and will vest in accordance with the vesting schedules of the corresponding canceled options.

         Certain operations of Bagel Partners conducted in northern California under the Noah's New York Bagels brand have from time to time been the subject of union organizing activities and one store is currently in union contract negotiations. Union affiliation may have a negative impact upon employee relations and labor costs.

LEGAL PROCEEDINGS

         The Company, certain of its current and former executive officers and directors, the underwriters in the Company's initial public offering and the Company's independent public accountants are defendants in a class action lawsuit filed in the United States District Court for the District of Colorado. The lawsuit is comprised of separate actions that have been consolidated into one action for pre-trial purposes. In addition, an action was filed in state court in Jefferson County, Colorado, against the Company and certain of the other defendants, although such action has been stayed pending resolution of the federal case. The complaints in such actions allege, among other things, that the Company and the other defendants violated Sections 11, 12(2) and 15 of the Securities Act and Section 10(b) of the Exchange Act and Rule 10b-5 thereunder, as well as certain similar provisions of Colorado state law. In each case, the plaintiffs are seeking, among other things, (i) to certify their complaint as a class action on behalf of all persons who purchased the Common Stock during the purported class period, (ii) an award of unspecified compensatory damages, interest and costs to all members of the purported class, and (iii) equitable relief permitted by law, equity or federal or state statutes. The Company believes the complaints are without merit and intends to vigorously defend against the allegations made in the complaints.

         The Company is also subject to various lawsuits, claims and other legal matters in the course of conducting its business, including its business as a franchisor. The Company believes that the outcome of such other lawsuits, claims and legal matters will not have a material impact on the Company's financial position or results of operations.

                              CERTAIN TRANSACTIONS

BAGEL STORE DEVELOPMENT FUNDING, L.L.C.

         Bagel Funding was formed in December 1995 to invest in the Company's area developers. Bagel Funding has raised approximately $89.6 million, all of which is invested in Bagel Partners. Currently, Bagel Funding owns an approximately 21% interest in Bagel Partners.

         In connection with the Transactions, the Bagel Partners Partnership Agreement amended Bagel Funding's right to require Bagel Partners to redeem Bagel Funding's interest in Bagel Partners (formerly the right to require each of the Company's area developers to redeem Bagel Funding's interest in each area developer) in certain circumstances (the "Put Rights"). Prior to the amendments, Bagel Funding was entitled to exercise its Put Rights in the event that (i) the Company acquired a majority equity interest in an area developer upon exercise of its Conversion and Option Rights under its secured loan agreements with its area developers, (ii) Bagel Funding requested the incorporation of an area developer and the public offering of the equity of the area developer after the Company's Conversion and Option Rights expired unexercised and the Company did not consent to such request, or (iii) Bagel Funding requested the termination of an area developer's area development and franchise agreements with the Company after the Conversion and Option Rights expired unexercised and the Company did not consent to such request. Upon exercise, the Put Rights could be satisfied with cash, shares of the Company's Common Stock, shares of Boston Chicken common stock or any combination thereof.

         The Bagel Partners Partnership Agreement amended Bagel Funding's Put Rights as follows: (i) the Put Rights do not become exercisable until December 5, 1999 and may be exercised thereafter if at any time during the eighteen-month period commencing on December 5, 1999 the Company does not consent to a public offering of Bagel Partners equity or the termination of certain rights and obligations under franchise or license agreements with the Company upon request by Bagel Funding; (ii) the Put Rights are exercisable prior to December 5, 1999 if there is a Change in Control (as defined in the Bagel Partners Partnership Agreement) of the Company and the Company does not consent to a public offering of Bagel Partners equity or the termination of certain rights and obligations under franchise or license agreements with the Company upon request by Bagel Funding, (iii) the method of determining the valuation of Bagel Partners for purposes of calculating the put price is a multiple of the annualized average cash flow for the two fiscal quarters prior to the quarter in which the Put Rights are exercised rather than a multiple of the annualized average cash flow for the highest of the three prior fiscal quarters, (iv) the Bagel Funding unitholders will receive resale registration rights upon exercise of the Put Rights in the event that the Company or Bagel Partners chooses to pay the purchase price of the Bagel Partners units with shares of Common Stock, (v) the right of Bagel Partners or the Company to pay the purchase price of Bagel Partners units with shares of Boston Chicken common stock is eliminated, and (vi) upon an exercise of the Put Rights, Bagel Partners or the Company may purchase Bagel Funding's Bagel Partners interest.

         Also in connection with the Transactions, the Bagel Funding limited liability company agreement was amended to eliminate the advisory committee of Bagel Funding and to vest all authority previously vested in the advisory committee in the Company, which is the manager of Bagel Funding (the "Manager"), subject to certain provisions regarding the consent of members of Bagel Funding. Such provisions include the requirement of majority consent of Bagel Funding's members to (i) amend Bagel Funding's limited liability company agreement, (ii) merge Bagel Funding with, or consolidate Bagel Funding into, another business entity, (iii) determine, at such time as the Put Rights become exercisable, whether to exercise the Put Rights; (iv) determine, when such rights become exercisable, whether to exercise any right held by Bagel Funding to request a public offering of Bagel Partners or the termination of certain rights and obligations under franchise or license agreements with the Company,
(v) determine whether Bagel Funding should sell its interest in Bagel Partners,
(vi) determine the vote of Bagel Funding with respect to its interest in Bagel Partners, and (vii) resolve any questions with respect to certain potential conflicts of interest between the Company, as Manager, and Bagel Funding. In addition, the amended Bagel Funding limited liability company agreement does not, as previously provided, permit the resignation of the Manager or the removal of the Manager with or without cause at any time by the majority consent of Bagel Funding's members.

         Messrs. Scott A. Beck, Chairman of the Board of Directors of the Company, Jeffrey L. Butler, President and a director of the Company, W. Eric Carlborg, Chief Financial Officer of the Company, Messrs. John H. Muehlstein, Jr. and Lloyd D. Ruth, directors of the Company, David G. Stanchak, Chief Development Officer and a director of the Company, and Lawrence Beck, Scott Beck's father, each own a direct equity interest in Bagel Funding. In the aggregate, such interests represent approximately 10.4% of the outstanding equity interest in Bagel Funding. In addition, certain executive officers and directors of Boston Chicken own direct or indirect equity interests in Bagel Funding. In the aggregate, such interests, excluding interests owned by Scott Beck, represent approximately 7.7% of the outstanding equity interest in Bagel Funding.

INTERESTS OF CERTAIN PERSONS IN AREA DEVELOPERS AND BAGEL PARTNERS

         Prior to consummation of the transactions, Bagel Funding owned a majority equity interest in each of the Company's area developers. In addition, Lawrence Beck was a minority investor in Sunbelt and Colonial, and Robert Schlacter, Senior Vice President-Operations Support, was a minority investor in Colonial. Following the Transactions, Bagel Funding owns an approximately 21% interest in Bagel Partners and Messrs. Lawrence Beck and Schlacter own in the aggregate less than a 1% interest in Bagel Partners.

     SUMMARY HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL AND STORE DATA
           (in thousands except per share data and number of stores)

         The information set forth below should be read in conjunction with the historical financial statements for the Company and each area developer and the pro forma financial statements for the Company, and all notes thereto, which are included as exhibits to the Company's Current Report on Form 8-K dated November 21, 1997 (the "Current Report"), which report is incorporated herein by reference.

         The summary pro forma consolidated financial information set forth below for the Company gives effect to the Transactions. Such pro forma consolidated financial information is based upon certain assumptions set forth in the notes to the Unaudited Pro Forma Consolidated Financial Statements of the Company included as exhibits to the Current Report. The pro forma adjustments are based upon the available information and assumptions that management believes are reasonable under the circumstances. This pro forma financial information should be read in conjunction with the related historical financial statements and are not necessarily indicative of the results that would have actually occurred had the Transactions been consummated on the dates or for the periods indicated or which may occur in the future.

                                                      PERIOD FROM
                                                     MARCH 24, 1995
                                                       (INCEPTION)           FISCAL YEAR             THREE QUARTERS
                                                         THROUGH                ENDED                    ENDED
                                                    DECEMBER 31, 1995(1)  DECEMBER 29, 1996(1)      OCTOBER 5, 1997(1)
                                                           ACTUAL        ACTUAL      PRO FORMA(2)  ACTUAL     PRO FORMA(2)
                                                    ------------------- ---------    ---------    ---------   ----------
                                                                                    (UNAUDITED)        (UNAUDITED)
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:
Total revenue.........................................$  26,423         $  61,707    $ 141,920    $  43,885    $ 226,303
Income (loss) from operations.........................  (43,152)(3)        10,039      (49,798)      24,641      (61,088)
Net income (loss).....................................$ (43,716)(3)     $   5,707    $ (45,145)   $  15,656    $ (49,941)

     Net income (loss) per common and
       equivalent share...............................$   (4.54)        $    0.25    $   (2.33)   $    0.45    $   (1.55)

     Weighted average number of common and equivalent
         shares outstanding during the period.........    9,659            22,344       19,400       34,776       32,256

Number of stores:
     Beginning of period..............................       --                60           60          315          315
     Opened or acquired...............................       60               266          266          237          237
     Closed or sold...................................       --               (11)         (11)          (6)          (6)
     End of period....................................       60               315          315          546          546

Number of stores in operation at period end:
     Company-operated.................................       47                14           --           --           --
     Area developers stores...........................       13               301          315          546          546


                                                   DECEMBER 31, DECEMBER 29,    OCTOBER 5,
                                                      1995(1)     1996(1)        1997(1)
                                                      ACTUAL      ACTUAL     ACTUAL   PRO FORMA(2)
                                                     --------    --------   --------  ------------
                                                                                (UNAUDITED)
CONSOLIDATED BALANCE SHEET DATA:
Working capital ..................................   $     41    $ 46,421   $ 32,441   $  5,928
Notes receivable from area developers ............      3,538     140,754    300,744         --
Property and equipment, net ......................     19,410      28,213     29,028    206,288
Total assets .....................................     50,299     332,418    488,047    594,169
Long-term debt ...................................     58,875          --    125,000    125,000
Stockholders' equity .............................    (20,994)    315,517    343,147    347,847

______________________

(1) ENBC's fiscal year is the 52/53-week period ending on the last Sunday in December and normally consists of 13 four-week periods. The first quarter consists of four periods, and each of the remaining quarters consists of three periods.

(2)      Giving pro forma effect to the Transactions.

(3)      Includes a $26,575 write-off of intangible assets.

                            REGISTERING STOCKHOLDERS

         The following table sets forth certain information regarding the ownership of the Company's Common Stock as of January 12, 1998 by each of the Registering Stockholders.

                                                                    TOTAL                                       SHARES NOT
                                                                 SHARES OWNED                               REGISTERED HEREUNDER
                                                                 ------------        SHARES REGISTERED      --------------------
                 NAME                                        NUMBER      PERCENT         HEREUNDER          NUMBER       PERCENT
                 ----                                        ------      -------         ---------          ------       -------
Sangwoo Ahn ......................................           18,040          *              4,849           13,191          *
Sangwoo Ahn Family Partnership II ................            4,500          *              4,500                0          *
Joel M. Alam and Bernadette M. Dennehy ...........            6,588          *                 64            6,524          *
Daniel V. and Lynne K. Alper .....................           11,630          *             11,630                0          *
Fred Alper .......................................            7,127          *              7,127                0          *
Altgeld Management Corporation ...................           46,932          *             25,689           21,243          *
ALTHEO, Inc. .....................................            4,397          *                574            3,823          *
Arnold Amster ....................................            5,625          *              5,625                0          *
Avalon Corp. .....................................           16,100          *              3,514           12,586          *
Glenn Bacheller ..................................            9,028          *              9,028                0          *
Albert Steven Baldocchi ..........................           34,900          *                828           34,072          *
Colorado National Bank, Custodian for
  Albert S. Baldocchi Individual
  Retirement Account Rollover ....................            1,922          *              1,922                0          *
Chris Bancroft ...................................            8,440          *              8,440                0          *
Bank of America National Trust and
  Savings Association ............................           35,375          *             35,375                0          *
Bank America Investment Corp. ....................           28,688          *             28,688                0          *
B&B Holdings, Inc. ...............................          489,475        1.5%           489,475                0          *
Lawrence Beck ....................................           63,587          *             24,668           38,919          *
Belushi Partners II ..............................           13,272          *              5,889            7,383          *
Morris Belzberg ..................................            4,218          *              4,218                0          *
Reed Berkey ......................................            1,561          *                284            1,277          *
Steven Berrard ...................................           14,421          *              6,773            7,648          *
Best Friends Foundation ..........................              108          *                108                0          *
Donald J. Bingle .................................            3,520          *              1,020            2,500          *
Theodore A. Bosler Trust .........................            4,123          *              2,391            1,732          *
John D. Bramsen ..................................           22,231          *              2,771           19,460          *
Charles A. Brickman, Trustee under Trust
  dated 6/1/88 ...................................           26,473          *              2,870           23,603          *
Katherine Buchanan ...............................            4,483          *                853            3,630          *
Kenneth H. Buchanan ..............................            1,561          *                284            1,277          *
Cecily Buntrock Trust No. 1 ......................           42,462          *              5,543           36,919          *
Clayton R. Buntrock ..............................           17,048          *                640           16,408          *
Dean L. Buntrock .................................           44,462          *             44,462                0          *
Dean and Rosemarie Buntrock Foundation ...........          175,000          *            175,000                0          *
Vincent Buonnano .................................            3,869          *              2,869            1,000          *
Jeffrey L. Butler ................................          504,254        1.5%           504,254                0          *
The Butterfield Group, L.L.C. dtd 7/15/92,
  Rosemarie Buntrock, Trustee ....................            6,048          *                640            5,408          *
W. Eric Carlborg .................................           24,990          *              2,869           22,121          *
Caruthers Family, LLC ............................           13,522          *              5,639            7,883          *
Century Engineering, Inc. 401 K Profit
  Sharing Plan, Bernerd F. Johnson
  Rollover Account ...............................            4,886          *                638            4,248          *


                                                                    TOTAL                                       SHARES NOT
                                                                 SHARES OWNED                               REGISTERED HEREUNDER
                                                                 ------------        SHARES REGISTERED      --------------------
                 NAME                                        NUMBER      PERCENT         HEREUNDER          NUMBER       PERCENT
                 ----                                        ------      -------         ---------          ------       -------
Daniel V. Colangelo ..............................          184,354          *             50,979          133,375          *
Peter C. Cook Trust ..............................           12,097          *              1,280           10,817          *
Michael D. Cookson ...............................              199          *                199                0          *
Kyle T. Craig ....................................           53,759          *             53,759                0          *
John W. Croghan, Trustee .........................           21,989          *              2,870           19,119          *
Martin T. Culver .................................              398          *                398                0          *
Joseph Cusimano IRA Rollover .....................            3,825          *              3,825                0          *
D&R, L.L.C .......................................           56,250          *             56,250                0          *
Trustees of Dartmouth College ....................            7,969          *              7,969                0          *
Deerpath Investment Partners, Ltd. ...............            7,504          *              1,421            6,083          *
Peter Desnoes ....................................           18,622          *              7,552           11,070          *
Chris B. Dodge ...................................            5,921          *                446            5,475          *
Craig J. Duchossois Revocable Trust U/A
  dated 9/11/89 ..................................           20,000          *              1,435           18,565          *
EBB Investors, Inc. ..............................           23,906          *             23,906                0          *
Jim Edgemon ......................................              478          *                478                0          *
EE, L.P. .........................................           17,948          *             17,948                0          *
The Carlos A. Ferrer 1994 Investment Trust .......              398          *                398                0          *
Andrew J. Filipowski .............................           24,438          *             12,880           11,558          *
Jimmy Filler .....................................            6,975          *              5,975            1,000          *
Brian J. Flynn June, 1992 Non-Exempt Trust........           24,457          *             12,843           11,614          *
Donald F. Flynn, 1993 Trust ......................           13,250          *             11,250            2,000          *
Kevin F. Flynn June 1992 Non-Exempt Trust.........           23,457          *             12,843           10,614          *
Robert Flynn 1995 Revocable Trust ................            2,188          *              1,688              500          *
Richard A. Forsythe Revocable Trust ..............            4,781          *              4,781                0          *
J. Richard Fredericks ............................              398          *                398                0          *
Frontenac VI Limited Partnership .................          488,608        1.5%            63,781          424,827        1.3%
Stuart Fullinwider ...............................            3,125          *              3,125                0          *
Robert D. Furst, Jr ..............................              595          *                195              400          *
Furst Rudman Investors, L.L.P ....................            2,390          *              2,390                0          *
Hollis Geiger, Jr ................................              598          *                598                0          *
General Electric Capital Corporation .............           80,000          *             80,000                0          *
Thomas F. Githens Family Partnership .............            6,647          *              2,824            3,823          *
Mark R. Goldston .................................          376,931        1.1%           376,931                0          *
J. Douglas Gray ..................................            3,391          *              2,391            1,000          *
Arnold C. Greenberg ..............................           20,000          *             12,500            7,500          *
Grosvenor Fund, L.P. .............................            2,812          *              2,812                0          *
Hal P. Harlan ....................................            3,825          *              3,825                0          *
Harlan Bagel Supply Company ......................           23,173          *             23,173                0          *
J. Bruce Harreld .................................            2,500          *              2,500                0          *
Bob Haveman ......................................            2,419          *                256            2,163          *
Mark Hayden ......................................           14,185          *              9,030            5,155          *
J. Michael Hester ................................            5,738          *              5,738                0          *
A. Barry Hirschfeld ..............................            3,391          *              2,391            1,000          *
Jack R. Hlustik ..................................            1,907          *                 96            1,811          *
Joe Hoog .........................................              956          *                956                0          *
Hope College .....................................            3,024          *                320            2,704          *
H.P. Family Trust ................................            3,024          *                320            2,704          *


                                                                    TOTAL                                       SHARES NOT
                                                                 SHARES OWNED                               REGISTERED HEREUNDER
                                                                 ------------        SHARES REGISTERED      --------------------
                 NAME                                        NUMBER      PERCENT         HEREUNDER          NUMBER       PERCENT
                 ----                                        ------      -------         ---------          ------       -------
Peter H. Huizenga ................................           23,647          *            2,416           21,231          *
Peter H. Huizenga Testamentary Trust
  dated 9/1/56 ...................................           21,647          *            2,416           19,231          *
William P. Hulligan ..............................           11,325          *           10,325            1,000          *
Barbara Huth .....................................            9,772          *            1,276            8,496          *
M Howard Jacobson ................................              500          *              500                0          *
JHR Enterprises, Inc. ............................            1,056          *            1,056                0          *
JMH Associates, Inc. Profit Sharing Fund .........            9,825          *            3,825            6,000          *
James Jurries ....................................            5,024          *              320            4,704          *
James L. Jurries, Trustee of Kristin S
  Jurries Trust dtd 5/21/91 ......................            1,512          *              160            1,352          *
James L. Jurries, Trustee of Steven J
  Jurries Trust dtd 12/21/93 .....................            1,512          *              160            1,352          *
JWC Trust ........................................           31,587          *            3,825           27,762          *
K & H Sutter Co. .................................              398          *              398                0          *
Ronald G. Kenny ..................................              605          *               64              541          *
Jeffrey A. Klein .................................           37,094          *           11,095           25,999          *
KMK & Associates .................................           10,563          *            9,563            1,000          *
James W. Largay ..................................           53,960          *           16,992           36,968          *
Lowell H. Leberman ...............................            4,943          *            2,296            2,647          *
Perry J. Lewis ...................................            5,974          *            5,974                0          *
Lewis-Sebring Family Foundation ..................           45,444          *           45,444                0          *
Mark Link ........................................            2,990          *               64            2,926          *
Gail A. Lozoff ...................................            4,249          *            4,249                0          *
James Robert Maher ...............................              995          *              995                0          *
Don Manuel .......................................              478          *              478                0          *
Daniel C. Marino, Jr .............................           35,975          *            5,740           30,235          *
Marquette Venture Partners II, L.P. ..............           47,519          *           31,005           16,514          *
W. McDowell, Jr ..................................            2,250          *            2,250                0          *
John and Janet Melk, Joint Tenants ...............           49,813          *           47,813            2,000          *
David B. Meltzer .................................            2,869          *            2,869                0          *
D. Michael Meyer .................................            4,218          *            4,218                0          *
M Group Investments, III L.P. ....................           42,462          *            5,543           36,919          *
James Fox Miller .................................            9,563          *            9,563                0          *
Lewis Miller .....................................            1,596          *              983              613          *
Jim Mizes ........................................           12,778          *            9,028            3,750          *
C. Barry Montgomery ..............................            3,442          *              319            3,123          *
John A. Morgan ...................................            8,225          *            8,225                0          *
Morgan, Lewis, Githens & Ahn, L.P. ...............           14,344          *           14,344                0          *
John B. Morlock ..................................           15,150          *           12,650            2,500          *
Shirley Morlock ..................................            1,476          *            1,276              200          *
John H. Muehlstein, Jr ...........................           16,757          *           16,757                0          *
Dennis B. Mullen .................................            3,600          *            1,100            2,500          *
Andrew P. Murphy .................................            1,125          *            1,125                0          *
Barbara Musante ..................................            8,152          *            6,652            1,500          *
MVP II Affiliates Fund, L.P. .....................              886          *              886                0          *
Saad J. Nadhir ...................................          164,126          *          164,126                0          *
Gary Thomas Naifeh ...............................            6,193          *              319            5,874          *
Jeffrey C. Neal ..................................           93,831          *           26,920           66,911          *
Richard S. Neely .................................              255          *              255                0          *


                                                                    TOTAL                                    SHARES NOT
                                                                 SHARES OWNED                            REGISTERED HEREUNDER
                                                                 ------------        SHARES REGISTERED   --------------------
                 NAME                                        NUMBER      PERCENT         HEREUNDER       NUMBER       PERCENT
                 ----                                        ------      -------         ---------       ------       -------
Stephen A. Norman ................................          195,358          *            7,483          187,875          *
Alain O'Hayon ....................................              478          *              478                0          *
John Otterlei ....................................              398          *              398                0          *
Edward M. Palms ..................................            4,943          *              319            4,624          *
George G.C. Parker ...............................            1,711          *            1,711                0          *
Ronald N. Paul ...................................            1,062          *              139              923          *
Nicholas Biddle Paumgarten .......................              796          *              796                0          *
Peer Pedersen ....................................          138,820          *          138,820                0          *
The Pigott Family Partnership ....................            2,123          *              277            1,846          *
Platinum Venture Partners I, L.P. ................           19,789          *            2,583           17,206          *
Platinum Venture Partners II, L.P. ...............           24,186          *            3,157           21,029          *
John E. Plummer ..................................            1,062          *              139              923          *
Steven J. Quamme .................................            5,625          *            5,625                0          *
A.G. Rappaport ...................................           12,677          *            8,927            3,750          *
Charles Reeder ...................................            3,390          *            2,390            1,000          *
RET Investments, L.P. ............................            1,137          *            1,137                0          *
J. Christopher Reyes .............................           17,012          *            7,552            9,460          *
M. Jude Reyes ....................................           23,241          *            4,781           18,460          *
Jack S. Rice .....................................            1,628          *              829              799          *
Rodney Rice ......................................           26,568          *           21,243            5,325          *
Peter G. Rogan ...................................            1,421          *            1,421                0          *
Jesse T. Rogers and Melinda B. Rogers,
 Trustee of the Rogers Family 1995 Trust
  Dated 3/31/95 ..................................              199          *              199                0          *
Harry T. Rose ....................................            6,141          *            2,391            3,750          *
Maurice Rowe .....................................            9,122          *            1,276            7,846          *
Keith M. Rudman ..................................              196          *              196                0          *
Karen Rugen ......................................            5,433          *              383            5,050          *
Lloyd D. Ruth.....................................            6,286          *            6,286                0          *
1989 Ryan Family Trust ...........................           85,924          *           11,086           74,838          *
Joseph M. Schell .................................              995          *              995                0          *
Martin S. Schwartz ...............................           11,453          *           11,453                0          *
Martin S. Schwartz Trust
 FBO Stacy Schwartz ..............................              500          *              500                0          *
Penny Bender Sebring .............................           52,496          *           50,934            1,562          *
Segal Family Partnership .........................            4,245          *              553            3,692          *
Mayo A. Shattuck III .............................              398          *              398                0          *
Colleen Shearer ..................................           27,912          *            4,263           23,649          *
Jeffry J. Shearer ................................           83,191          *           59,439           23,752          *
Kevin Shepherd ...................................            3,420          *            1,420            2,000          *
John A. Shields ..................................           22,231          *            5,640           16,591          *
Stuart M. Sloan ..................................            1,992          *            1,992                0          *
Judith A. Smith ..................................            1,901          *            1,901                0          *
Richard A. Smith and Mary Ellen
  Zweifel-Smith, Trustees of the
Smith Family Trust U/D/T dated 4/3/96 ............              398          *              398                0          *
Geoff Soper ......................................            2,344          *            1,340            1,004          *
David Stanchak ...................................           58,857          *           49,306            9,551          *
Starbucks Corporation ............................           91,045          *           91,045                0          *


                                                                    TOTAL                                       SHARES NOT
                                                                 SHARES OWNED                               REGISTERED HEREUNDER
                                                                 ------------        SHARES REGISTERED      --------------------
                 NAME                                        NUMBER      PERCENT         HEREUNDER          NUMBER       PERCENT
                 ----                                        ------      -------         ---------          ------       -------
Thomas George Stemberg ...........................              398          *                398                0          *
Mark W. Stephens .................................          182,266          *            182,266                0          *
Storie Partners, L.P. ............................            4,218          *              4,218                0          *
North American Trust Company,
  f/b/o Paul Strasen .............................            3,653          *                255            3,398          *
Shepard C. Swift .................................            1,616          *                616            1,000          *
Emanuel B. Tarrson ...............................           10,365          *              5,355            5,000          *
Ronald E. Tarrson ................................           12,083          *              5,355            6,728          *
Steven Tarrson ...................................            4,218          *              4,218                0          *
Steven Tarrson Trust .............................              568          *                568                0          *
Rick Tasman ......................................              772          *                772                0          *
Daniel Taylor ....................................          981,023        2.9%           981,023                0          *
Mark Thomas ......................................              459          *                459                0          *
John Todd ........................................            5,000          *              1,959            3,041          *
Triune, Inc. .....................................            3,516          *              3,516                0          *
Triune Venture Holdings, L.P. ....................           10,837          *              9,412            1,425          *
University of Southern California ................           19,924          *             19,924                0          *
Terry Van Der Aa .................................            3,024          *                320            2,704          *
Paul S. Vander Woude .............................            1,606          *                 64            1,542          *
Mark G. Villalpando ..............................            8,751          *                255            8,496          *
Frank L. Walters, Jr .............................              120          *                120                0          *
Charles G. Ward ..................................              398          *                398                0          *
Howard C. Warren .................................           92,275          *             53,356           38,919          *
Washington & Lee University ......................               79          *                 79                0          *
Anthony Wedo .....................................           14,251          *             11,751            2,500          *
Gary & Margot Weinstein ..........................            6,048          *                640            5,408          *
Blanch Weiss or Howard Weiss .....................              300          *                300                0          *
John Bradford Wells and Dawn Marie Wells
  Trustees of the Wells Family 1993 Trust
  UDT dated 11/4/93 ..............................              199          *                199                0          *
M. David White ...................................            2,860          *              2,860                0          *
Wijler Guernsey, Ltd. ............................           14,344          *             14,344                0          *
Richard John Williams ............................            2,231          *                160            2,071          *
Youngstown Partners ..............................           39,375          *             39,375                0          *
Laurence M. Zwain ................................            4,891          *              2,391            2,500          *


*  Less than one percent.


         Joel M. Alam has served as Vice President and Special Counsel of the Company since August 1997 and as Senior Vice President, General Counsel and Secretary of Boston Chicken since May 1997. Mr. Alam also served as Senior Vice President and Secretary of the Company from February 1997 until May 1997 and served as Vice President and Secretary of the Company from April 1995 until February 1997. Bernadette M. Dennehy has served as Vice President and Associate General Counsel of the Company since August 1997 and has served as Vice President and Associate General Counsel of Boston Chicken since March 1996. Glenn Bacheller served as President of Noah's from December 1995 until September 1996. Albert Baldocchi served as Vice President -- Business Development of the Company from February 1995 until April 1997. Bank of America National Trust and Savings Association is the agent for the lenders and a participating bank, and General Electric Capital Corporation is a participating bank, under the Credit Facility. B&B Holdings, Inc., formerly known as Bagel & Bagel, Inc., which was acquired by the Company in March 1995, is owned by the spouse of Gail Lozoff, the Chief Concept Officer of the Company since October 1997 and a Vice President of the Company from April 1995 until October 1997. Ms. Lozoff has also served as a director of the Company since April 1995.

Donald J. Bingle served as Vice President, General Counsel and Secretary of Boston Chicken from May 1992 until December 1996. Dean L. Buntrock has been a director of Boston Chicken since 1993. Jeffrey L. Butler has served as a director of the Company since December 1997 and as President of the Company since September 1997. From May 1996 until September 1997, Mr. Butler served as President of the Einstein Bros. Bagels Concept and from January 1996 until May 1996, he served as Chief Operating Officer of the Company. Prior thereto, Mr. Butler served in a number of executive capacities at area developers of Boston Chicken. W. Eric Carlborg has served as Chief Financial Officer of the Company since April 1997. Mr. Carlborg also served as Senior Vice President-Finance of the Company from July 1996 until April 1997 and as Vice President of Alignment and Planning of Boston Chicken from October 1995 through June 1996. Daniel V. Colangelo served as President of the Company's Rocky Mountain Division from March 1995 until he became President and Chief Executive Officer of the Company, positions he held until January 1996. Mr. Colangelo was a controlling stockholder of Brackman Brothers, Inc. ("Brackman") prior to its acquisition by the Company in March 1995. Kyle T. Craig has been a director of the Company since February 1995. Mr. Craig was Chairman of the Board of the Company from June 1995 until he resigned in July 1996. From February 1995 until June 1995, Mr. Craig served as Vice President of the Company. Mr. Craig also served as Chief Concept Officer of Boston Chicken from April 1994 through June 1995.
Chris B. Dodge has served as Vice President-Administration of Boston Chicken since June 1993. Frontenac VI Limited Partnership is a limited partnership, the general partner of which is an entity of which Laird Koldyke, a director of the Company, is a general partner. Stuart Fullinwider served as Senior Vice President-Business and Information Services of Boston Chicken from November 1996 until November 1997. Prior thereto, Mr. Fullinwider served in a number of capacities as an officer of Boston Chicken. Mark R. Goldston is a consultant to Boston Chicken. Until his resignation from the Company in December 1997, Mr. Goldston was Chief Executive Officer of the Company since September 1997 and a director of the Company since April 1996. From April 1996 until September 1997, Mr. Goldston also served as President of the Company. Until his resignation from Boston Chicken in December 1997, Mr. Goldston was also employed by Boston Chicken since January 1996 and served as a Vice Chairman of the Board and a director of Boston Chicken since August 1996. Arnold C. Greenberg has been a director of Boston Chicken since February 1991. Hal P. Harlan is an equity owner of Harlan Bagel Supply Company ("Harlan"), with whom the Company has entered into a project and approved supplier agreement pursuant to which Harlan provides the Company's area developers and their food service distributors with frozen bagel dough. J. Bruce Harreld has been a director of Boston Chicken since June 1993. Mark Hayden was an employee of Boston Chicken from 1992 until June 1997. M Howard Jacobson has served as a director of Boston Chicken since February 1991. James W. Largay was an employee of the Company from March 1995 until March 1996. In addition, Mr. Largay was an equity owner of Brackman prior to its acquisition by the Company. Mark Link has served as Vice President-Financial Reporting of Boston Chicken since March 1995. Mr. Link also served as Director of SEC and Financial Reporting of Boston Chicken from December 1993 until March 1995. Marquette Venture Partners II, L.P. and MVP II Affiliates Fund, L.P. are partnerships, the general partner of each of which is an entity of which Mr. Ruth, a director of the Company, is a general partner. Lewis Miller was an employee of the Company from May 1995 until May 1996. Jim Mizes served as Executive Vice President of an area developer of the Company from May 1994 until June 1997. Morgan, Lewis, Githens & Ahn, L.P. serves as a consultant to Boston Chicken. John H. Muehlstein, Jr. has served as a director of the Company since March 1995. Dennis Mullen has served as Chief Financial Officer-Boston Market Concept of Boston Chicken since June 1997. Prior thereto, Mr. Mullen served in a number of executive capacities at area developers of Boston Chicken. Saad J. Nadhir has served as Co-Chairman of the Board and Chief Executive Officer of Boston Chicken since October 1997. Mr. Nadhir previously served as Co-Chairman of the Board and President of Boston Chicken from 1994 until January 1997. Gary Thomas Naifeh has served as Vice President-Marketing & Advertising of the Company since August 1995. Stephen A. Norman served as Chief Operating Officer of the Company from March 1995 until March 1996. In addition, Mr. Norman was an equity owner of Brackman prior to its acquisition by the Company. Peer Pedersen has served as a director of Boston Chicken since January 1993. Steven J. Quamme has served as a consultant to Boston Chicken since November 1997 and prior thereto was as an executive and equity owner of an area developer of the Company. A.G. Rappaport was an employee and equity owner of an area developer of the Company. Rodney Rice has served as Vice President-Finance of the Company since November 1996. Lloyd D. Ruth has been a director of the Company since March 1995. Jeffry J.Shearer served as Vice-Chairman of the Board of Boston Chicken from September 1993 until August 1996 and served as a director of Boston Chicken from January 1992 until August 1996. David G. Stanchak has served as Vice President and Chief Development Officer of the Company and has been a director of the Company since March 1995. Mark W. Stephens has been a Vice Chairman and a director of Boston Chicken since December 1995 and Chief Financial Officer of Boston Chicken since 1993. Paul A. Strasen, Senior Vice President, General Counsel and Assistant Secretary of the Company, beneficially owns the shares held by North American Trust Company, f/b/o Paul Strasen. Mr. Strasen has served in such capacity since May 1997 and served as Vice President and General Counsel from June 1995 until May 1997. Daniel Taylor was the majority equity owner of several entities from which an area developer of the Company purchased 14 stores in Texas. John Todd served as Chief Financial Officer-Boston Market from November 1996 until August 1997. Anthony Wedo served as Chief Concept Officer of Boston Chicken from June 1997 until November 1997. Prior thereto, Mr. Wedo served in a number of executive capacities at area developers of Boston Chicken. M. David White served as Vice President-Finance of Boston Chicken from January 1995 until June 1997.
Laurence M. Zwain served as a Vice-Chairman of the Board and a director of Boston Chicken from May 1997 until August 1997. Mr. Zwain also served as President and Chief Executive Officer of Boston Chicken from January 1996 until May 1997.

                              PLAN OF DISTRIBUTION

         An aggregate of up to 4,680,316 Shares may be offered and sold pursuant to this Prospectus. The distribution of such Shares by the Registering Stockholders may be effected from time to time in one or more transactions on the Nasdaq National Market (which may involve block transactions), in negotiated transactions, or otherwise, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices. The Registering Stockholders may engage one or more brokers to act as principal or agent in making sales, who may receive discounts or commissions from the Registering Stockholders in amounts to be negotiated. The Registering Stockholders and any such brokers may be deemed "underwriters" under the Securities Act of the Shares sold. Daniel Taylor, one of the Registering Stockholders, is prohibited, pursuant to an agreement with the Company, from selling more than 15,000 Shares during any one trading day without the prior consent of the Company.

         This Prospectus also may be used, with the Company's consent, by transferees, pledgees or donees of the Registering Stockholders, or by other persons acquiring Shares and who wish to offer and sell such Shares under circumstances requiring or making desirable its use. To the extent required, the Company will file, during any period during which offers or sales are being made, one or more supplements to this Prospectus to set forth the names of the transferees, pledgees or donees of Registering Stockholders and any other material information with respect to the plan of distribution not previously disclosed.

         The Company will pay all expenses of filing the Registration Statement and preparing and reproducing this Prospectus. The Registering Stockholders will pay any selling expenses, including brokerage commissions, incurred in connection with their sale of any Shares covered by this Prospectus, except that the Company has agreed to pay such expenses with respect to up to 750,000 Shares which may be issued to Daniel Taylor.

                                    EXPERTS

         The financial statements of the Company and subsidiaries at December 31, 1995 and at December 29, 1996, and for the period from March 24, 1995 (inception) through December 31, 1995 and for the fiscal year ended December 29, 1996 and the related financial statement schedule incorporated by reference in this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as set forth in their reports thereon also incorporated by reference in this Prospectus, and are incorporated herein by such reference in reliance upon the authority of said firm as experts in accounting and auditing.

         The financial statements of Alamo Bagels, L.P., BCE West Bagels, L.L.C., Colonial Bagels, L.P., Finest Bagels, L.L.C., Great Lakes Bagels, L.L.C., Gulfstream Bagels, L.P., Liberty Foods, L.L.C., Mayfair Bagels, L.L.C., Noah's Bay Area Bagels, L.L.C., Noah's Pacific, L.L.C. and Philly Rose, L.P., as of and for the periods indicated in such statements incorporated by reference in this Prospectus, have been audited by Arthur Andersen LLP, independent public accountants, as set forth in their reports thereon also incorporated by reference in this Prospectus, and are incorporated herein by such reference upon the authority of said firm as experts in accounting and auditing.

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         The following table sets forth the estimated expenses, all of which will be paid by the Company, in connection with the registration, issuance and distribution of the securities being registered hereby. All amounts are estimates except the SEC registration fee.

         SEC Registration Fee . . . . . . . . . . . . . . . . . . .    $  4,216

         Legal Fees and Expenses  . . . . . . . . . . . . . . . . .      15,000

         Accountants' Fees and Expenses . . . . . . . . . . . . . .       5,000

         Printing and Engraving Expenses  . . . . . . . . . . . . .      15,000

         Miscellaneous  . . . . . . . . . . . . . . . . . . . . . .         784
                                                                        -------

             Total  . . . . . . . . . . . . . . . . . . . . . . . .    $ 40,000



ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Section 145 of the Delaware General Corporation Law authorizes indemnification of directors, officers, employees and agents of the Company; allows the advancement of costs of defending against litigation; and permits companies incorporated in Delaware to purchase insurance on behalf of directors, officers, employees and agents against liabilities whether or not in the circumstances such companies would have the power to indemnify against such liabilities under the provisions of the statute.

         The Company's Restated Certificate of Incorporation (Exhibit 3.1 hereto), provides for indemnification of the Company's officers and directors to the fullest extent permitted by Section 145 of the Delaware General Corporation Law. The Company maintains directors and officers insurance covering its executive officers and directors.

         The Company's Restated Certificate of Incorporation eliminates, to the fullest extent permitted by Delaware law, liability of a director to the Company or its stockholders for monetary damages for a breach of such director's fiduciary duty of care except for liability where a director (a) breaches his or her duty of loyalty to the Company or its stockholders, (b) fails to act in good faith or engages in intentional misconduct or knowing violation of law, (c) authorizes payment of an illegal dividend or stock repurchase, or (d) obtains an improper personal benefit. While liability for monetary damages has been eliminated, equitable remedies such as injunctive relief or rescission remain available. In addition, a director is not relieved of his or her responsibilities under any other law, including the federal securities laws.

ITEM 16.  EXHIBITS.

         A list of the exhibits included or incorporated by reference as part of this Registration Statement is set forth in the Exhibit Index which immediately precedes such exhibits and is hereby incorporated by reference herein.

ITEM 17.  UNDERTAKINGS.

         (a)     The undersigned Registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration
                 Statement:

                 (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act");

                 (ii) To reflect in the Prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereto) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission (the "Commission") pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement;

                 (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

         provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) of this section do not apply if the Registration Statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that are incorporated by reference in the Registration Statement.

         (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (b) The undersigned Registrant hereby undertakes that for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (h) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement, or amendment thereto, to be signed on its behalf by the undersigned, thereunto duly authorized, in Golden, Colorado on January 13, 1998.

                                        EINSTEIN/NOAH BAGEL CORP.





                                        By:   /s/ Scott A. Beck
                                           ----------------------------
                                                  Scott A. Beck
                                              Chairman of the Board


         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement, or amendment thereto, has been signed by the following persons in the capacities indicated on January 13, 1998.

                 Signature                                            Title
                 ---------                                            -----
         /s/ Scott A. Beck                                  Chairman of the Board and Director
---------------------------------------------------         (Principal Executive Officer)
         Scott A. Beck

         /s/ W. Eric Carlborg                               Chief Financial Officer
---------------------------------------------------         (Principal Financial Officer)
         W. Eric Carlborg

         /s/ Susan Daggett                                  Vice President--Controller
---------------------------------------------------         (Principal Accounting Officer)
         Susan Daggett

                                                            Director
---------------------------------------------------
         Kyle T. Craig

         /s/ M. Laird Koldyke                               Director
---------------------------------------------------
         M. Laird Koldyke

         /s/ Gail A. Lozoff                                 Director
---------------------------------------------------
         Gail A. Lozoff

         /s/ John H. Muehlstein, Jr.                        Director
---------------------------------------------------
         John H. Muehlstein, Jr.

         /s/ Lloyd D. Ruth                                  Director
---------------------------------------------------
         Lloyd D. Ruth

         /s/ David G. Stanchak                              Director
---------------------------------------------------
         David G. Stanchak

         /s/ Jeffrey L. Butler                              Director
---------------------------------------------------
             Jeffrey L. Butler

                                EXHIBIT INDEX

EXHIBIT
  NO.                                                        TITLE*
  3.1    Restated Certificate of Incorporation of the Company ("Certificate of Incorporation") (incorporated by reference to Exhibit 3 to the Company's quarterly report on Form 10-Q for the quarter ended October 6, 1996).

  3.2    Amended and Restated Bylaws of the Company ("Bylaws") (incorporated by reference to Exhibit 3.2 to the
         Company's Registration Statement on Form S-3 (Reg. No. 333-28941).

  4.1    Certificate of Incorporation (included in Exhibit 3.1).

  4.2    Bylaws (included in Exhibit 3.2).

  4.3    Certificate representing Common Stock (incorporated by reference to Exhibit 4.3 to the Company's Registration
         Statement on Form S-3 (Reg. No. 333-04725)).

  4.4    Amended and Restated Registration Rights Agreement dated as of February 1, 1996 by and among the Company and certain stockholders of the Company (incorporated by reference to Exhibit 4.4 to the Company's Registration
         Statement on Form S-3 (Reg. No. 333-04725)).

  4.5    Concurrent Private Placement Agreement dated August 1, 1996 between Boston Chicken, Inc. ("Boston Chicken") and the Company (incorporated by reference to Exhibit 10.3 to Boston Chicken's Quarterly Report on Form 10-Q for
         the quarter ended July 14, 1996).

  4.6    Registration Agreement dated August 1, 1996 between Boston Chicken and the Company (incorporated by reference to Exhibit 10.3 to Boston Chicken's Quarterly Report on Form 10-Q for the quarter ended July 14, 1996).

  4.7    Concurrent Offering Purchase Agreement dated November 26, 1996 between Boston Chicken and the Company
         (incorporated by reference to Exhibit 10.41 to Boston Chicken's 1996 Annual Report on Form 10-K).

  4.8    Registration Rights Agreement dated as of February 24, 1997 by and between the Company and Alamo Bagels, L.P.
         (incorporated by reference to the Company's 1996 Annual Report on Form 10-K).

  4.9    Indenture dated as of May 29, 1997 by and between the Company and Bankers Trust Company, as Trustee, which includes as Exhibits the forms of Debenture for the Company's 7 1/4% Convertible Subordinated Debentures Due
         2004 (the ''Debenture Indenture'') (incorporated by reference to Exhibit 4.1 to the Company's Current Report on
         Form 8-K dated as of May 22, 1997).

  4.10   Registration Rights Agreements dated as of May 22, 1997 by and between the Company and Merrill Lynch & Co.,
         Merrill Lynch, Pierce, Fenner & Smith Incorporated, Alex. Brown & Sons Incorporated and Morgan Stanley & Co.
         Incorporated (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K dated as of
         May 22, 1997).

  5      Opinion of Bell, Boyd & Lloyd (including consent).

  23.1   Consent of Arthur Andersen LLP with respect to the Audited Financial Statements of the Company.

  23.2   Consent of Arthur Andersen LLP with respect to the Audited Financial Statements of Alamo Bagels, L.P.

  23.3   Consent of Arthur Andersen LLP with respect to the Audited Financial Statements of BCE West Bagels, L.L.C.

  23.4   Consent of Arthur Andersen LLP with respect to the Audited Financial Statements of Colonial Bagels, L.P.

-------------------------

* In the case of incorporation by reference to documents filed by Boston Chicken under the Securities Exchange Act of 1934, as amended, Boston Chicken's file number under that Act is 0-22802.


                                   Exhibit-1


 EXHIBIT                                                     TITLE
   NO.

23.5     Consent of Arthur Andersen LLP with respect to the Audited Financial Statements of Finest Bagels, L.L.C.

23.6     Consent of Arthur Andersen LLP with respect to the Audited Financial Statements of Great Lakes Bagels, L.L.C.

23.7     Consent of Arthur Andersen LLP with respect to the Audited Financial Statements of Gulfstream Bagels, L.P.

23.8     Consent of Arthur Andersen LLP with respect to the Audited Financial Statements of Liberty Foods, L.L.C.

23.9     Consent of Arthur Andersen LLP with respect to the Audited Financial Statements of Mayfair Bagels, L.L.C.

23.10    Consent of Arthur Andersen LLP with respect to the Audited Financial Statements of Noah's Bay Area Bagels,
         L.L.C.

23.11    Consent of Arthur Andersen LLP with respect to the Audited Financial Statements of Noah's Pacific, L.L.C.

23.12    Consent of Arthur Andersen LLP with respect to the Audited Financial Statements of Philly Rose, L.P.

23.13    Consent of Bell, Boyd & Lloyd (included in Exhibit 5).

                                   Exhibit-2